     As filed with the Securities and Exchange Commission on August 3, 2000.
                                                          Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             REGISTRATION STATEMENT
                                   ON FORM S-3
                                      Under
                           THE SECURITIES ACT OF 1933

                        PHILADELPHIA SUBURBAN CORPORATION
             (Exact name of registrant as specified in its charter)

          Pennsylvania                                  23-1702594
 (State or other jurisdiction of            (I.R.S. Employer Identification No.)
  incorporation or organization)

                             762 W. Lancaster Avenue
                            Bryn Mawr, PA 19010-3489
                                 (610) 527-8000
               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)
                             -----------------------
                                  ROY H. STAHL
                        Philadelphia Suburban Corporation
                  Executive Vice President and General Counsel
                             762 W. Lancaster Avenue
                            Bryn Mawr, PA 19010-3489
                                 (610) 527-8000
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

   Stephen A. Jannetta                  David P. Falck
   Morgan, Lewis & Bockius LLP          Winthrop, Stimson, Putnam & Roberts
   1701 Market Street                   One Battery Park Plaza
   Philadelphia, PA  19103-2921         New York, NY  10004
   (215) 963-5000                       (212) 858-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                                CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------------

     Title of Shares             Amount                Proposed Maximum            Proposed Maximum       Amount of Registration
    To Be Registered      To Be Registered (1)   Offering Price Per Share (2)  Aggregate Offering Price            Fee
                                                                                          (2)
-----------------------------------------------------------------------------------------------------------------------------------
      Common Stock,
     $.50 par value                1,150,000              $ 22.10                  $ 25,415,000              $ 6,709.56
-----------------------------------------------------------------------------------------------------------------------------------

(1) Includes 150,000 shares subject to an over-allotment option granted to the underwriters.
(2) Estimated solely for the purpose of calculating the registration fee in accordance with paragraph (c) of Rule 457 on the basis of the average of the high and low sale prices for the Common Stock on August 1, 2000, as reported on the New York Stock Exchange.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell or accept offers to buy these securities before the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                   SUBJECT TO COMPLETION, DATED AUGUST 3, 2000

                                1,000,000 Shares


                        Philadelphia Suburban Corporation

                                  Common Stock

                                 ---------------

         We are selling 1,000,000 shares of our common stock. Our common stock is listed on the New York Stock Exchange and the Philadelphia Stock Exchange under the symbol "PSC." The last reported sale price of our common stock on the New York Stock Exchange on August 1, 2000 was $22.1875 per share.

                                  -------------


                                                                               Per Share         Total
                                                                               ---------         -----
Public offering price......................................................   $                $
Underwriting discount .....................................................   $                $
Proceeds, before expenses, to Philadelphia Suburban Corporation............   $                $

         The underwriters named in this prospectus may purchase up to an additional 150,000 shares of common stock from us under certain circumstances. The underwriters expect to deliver the shares to purchasers on or about , 2000.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 ---------------

A.G. Edwards & Sons, Inc.

                          PaineWebber Incorporated

                                                    Janney Montgomery Scott LLC





                           Prospectus dated    , 2000

                              [INSIDE FRONT COVER]


[TERRITORY MAP - A graphic depicting the northeast quarter of the United States, with the five states in which we have operations shown in a different shade than the other states. The locations of our service territories in these five states are represented by dots on the map and our corporate headquarters and primary service territory is represented by a star. There are circles around the dots closest to Chicago, Cleveland/Youngstown, and Philadelphia, where most of our operations are concentrated. There is an arrow pointing from the star to an enlarged map of the area around the City of Philadelphia showing the location of Philadelphia Suburban Water Company's service territory. In the lower right hand quarter of the page is a table setting forth the number of our customers in each of the five states as of March 31, 2000, as set forth below. In the middle of the page is a legend explaining that the star indicates the location of our corporate headquarters and the Philadelphia Suburban Water Company service territory and that the dots represent the Consumers Water Company service territories. At the bottom of the page is a legend explaining that the shaded area in the enlarged map around the City of Philadelphia indicates the Philadelphia Suburban Water Company service territory.]

                        Customers by State as of 3/31/00
                -------------------------------------------------
                   Pennsylvania                368,072
                -------------------------------------------------
                       Ohio                     78,703
                -------------------------------------------------
                     Illinois                   62,463
                -------------------------------------------------
                    New Jersey                  33,817
                -------------------------------------------------
                      Maine                     16,828
                -------------------------------------------------
                      Total                    559,883
                -------------------------------------------------

                                TABLE OF CONTENTS
                                                                        Page
                                                                        ----

     Prospectus Summary ..............................................    1
     Forward-Looking Statements ......................................    5
     The Water and Wastewater Utility Industries .....................    5
     Philadelphia Suburban Corporation ...............................    6
     Capital Requirements and Funding ................................   11
     Where You Can Find More Information .............................   12
     Use of Proceeds .................................................   13
     Price Range of Common Stock and Dividends .......................   13
     Description of Capital Stock ....................................   15
     Underwriting ....................................................   17
     Legal Matters ...................................................   19
     Experts .........................................................   19


                               -------------------


         You should rely only on the information contained in or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Our website is located at www.suburbanwater.com. Information on this website, however, is not part of this prospectus. We are not, and the underwriters are not, making an offer to sell these securities in any state where the offer or sale is not permitted. You should not assume that the information provided in this prospectus or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus or the date of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

                               PROSPECTUS SUMMARY

         This summary highlights material information contained elsewhere in this prospectus. Before making an investment decision, you should read this entire prospectus as well as the documents incorporated by reference. Unless otherwise indicated, the information in this prospectus assumes that the underwriters' over-allotment option is not exercised. Unless the context otherwise requires, references in this prospectus to "we," "us" and "our" refer to Philadelphia Suburban Corporation and its direct and indirect subsidiaries. In addition, references to Philadelphia Suburban Water refer to our subsidiary, Philadelphia Suburban Water Company, and its subsidiaries, and references to Consumers Water refer to our subsidiary, Consumers Water Company, and its subsidiaries.



                        Philadelphia Suburban Corporation

Our business ......................... A holding company for regulated utilities providing water or wastewater services.
                                       Among the largest investor-owned water
                                       utilities in the U.S. based on the number of customers.

Our service territory ................ Parts of Pennsylvania, Ohio, Illinois,
                                       New Jersey and Maine.

Population of our service territory .. Approximately 2.0 million.

Philadelphia Suburban Water .......... One of our subsidiaries and a regulated public utility providing water or
                                       wastewater services to about 1.1 million residents in the suburban areas west and north of the City of Philadelphia.

Consumers Water ...................... One of our subsidiaries and a holding company for several regulated public
                                       utilities providing water or wastewater
                                       services to about 850,000 residents in
                                       various communities in Pennsylvania,
                                       Ohio, Illinois, New Jersey and Maine.

Customers as of March 31, 2000 ....... Approximately 560,000 (including approximately 8,800 customers associated with operating and maintenance contracts).

Our address and telephone number ............ Philadelphia Suburban Corporation
                                              762 W. Lancaster Avenue
                                              Bryn Mawr, Pennsylvania 19010-3489
                                              610-527-8000

                                  The Offering

Common stock offered (1) .................... 1,000,000 shares.

Common stock to be outstanding after
this offering (2) ........................... 41,927,257 shares.

Current indicated annual dividend rate ...... $.72 per share. Effective with the
                                              $.19375 per share dividend payable
                                              December 1, 2000 to holders of
                                              record on November 15, 2000, the
                                              indicated annual dividend rate
                                              will be $.775 per share.

Cash dividends paid since ................... 1944

Listing ..................................... New York Stock Exchange and
                                              Philadelphia Stock Exchange
                                              (Symbol: PSC).

Use of proceeds ............................. The net proceeds of this offering will be used to reduce
                                              Philadelphia Suburban Water's
                                              short-term debt. See "Use of
                                              Proceeds."

________________________
(1) Purchasers of offered shares will also receive preferred stock purchase rights. See "Description of Capital Stock - Common Stock - Shareholder Rights Plan."
(2) The outstanding share information is based upon the shares of common stock outstanding as of March 31, 2000. This information excludes options to purchase 1,595,737 shares of common stock outstanding as of March 31, 2000 under our stock option plans. In addition, on August 1, 2000, our board of directors approved a 25% common stock dividend payable on December 1, 2000 to holders of record on November 15, 2000. The share and per share data contained in this prospectus have not been restated to give effect to this stock dividend.

                       Summary Consolidated Financial Data
               (in thousands, except per share and operating data)

     The following table sets forth certain summary consolidated financial data derived from our audited consolidated financial statements for the years ended December 31, 1999, 1998 and 1997 and from our unaudited interim consolidated financial statements for the three months ended March 31, 2000 and 1999. The unaudited interim financial statements include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for the interim periods presented. Interim results are not necessarily indicative of the results that may be expected for any other interim period or for a full year.

     On March 10, 1999, we completed a merger with Consumers Water. The merger has been accounted for as a pooling-of-interests. Accordingly, our historical consolidated financial statements and notes thereto included in the documents that we incorporate by reference in this prospectus, and from which certain of the financial data presented below has been derived, were restated to include the accounts and results of Consumers Water as if the merger had been completed as of the beginning of the earliest period presented. You should read this summary consolidated financial data together with our historical consolidated financial statements and the notes thereto in the documents that we incorporate by reference in this prospectus.

                                                  Three Months
                                                  Ended March 31,                       Year Ended December 31,
                                             ------------------------   ---------------------------------------------
                                                2000        1999             1999             1998            1997
                                                ----        ----             ----             ----            ----
                                                   (unaudited)
Income Statement Data:
    Operating revenues ..................... $  64,510   $ 58,597       $   257,326         $ 250,771       $ 235,852
    Operating income .......................    25,079     18,658 (1)       101,045 (1)        99,238          89,959
    Income from continuing
         operations, exclusive of certain
         non-recurring items (4) ...........    10,246      8,912 (2)        44,871 (2)        40,917 (3)      35,015
    Net income (loss) available to
         common stock:
      Continuing operations (4) ............ $  10,246    $   316 (5)   $    36,275 (5)      $ 44,820 (6)   $  35,015
      Discontinued operations ..............        --         --                --                --          (2,737)
                                             ---------    -------       -----------       -----------       ---------
          Total ............................ $  10,246    $   316 (5)   $    36,275 (5)      $ 44,820 (6)   $  32,278
                                             =========    =======       ===========       ===========       =========

Per Common Share Data: (7)
    Diluted income per share:
      Income from continuing
         operations, exclusive of certain
         non-recurring items ............... $    0.25    $ 0.22 (2)    $   1.09 (2)         $   1.00 (3)   $    0.90
      Income from continuing
         operations ........................      0.25      0.01 (5)        0.88 (5)             1.10 (6)        0.90
      Net income ...........................      0.25      0.01 (5)        0.88 (5)             1.10 (6)        0.83
    Cash dividends paid
      per common share (8) .................      0.18      0.17            0.70                 0.67            0.62
    Book value per share of
      common stock .........................      8.92      8.44            8.89                 8.53            7.70

Average common shares
    outstanding (diluted) ..................    41,256    41,285          41,305               40,854          39,018

                                                 March 31,                            December 31,
                                      ----------------------------  -------------------------------------------
                                          2000          1999            1999           1998           1997
                                      ------------- --------------  -------------  -------------  -------------
                                               (unaudited)
Balance Sheet Data:
    Total assets .....................  $1,290,106     $1,157,276     $1,280,805    $ 1,156,733    $ 1,083,162
    Property, plant & equipment, net..   1,146,822      1,026,324      1,135,364      1,016,194        952,626
    Capitalization:
      Long-term debt, including
         current portion .............  $  442,210     $  389,434     $  425,946    $   377,355    $   407,526
      Preferred stock with mandatory
         redemption, including current
         portion .....................           -              -              -              -          4,214
      Stockholders' equity ...........     369,238        348,448        368,901        353,088        306,816
                                      ------------- --------------  -------------  -------------  -------------
    Total capitalization .............  $  811,448     $  737,882     $  794,847    $   730,443    $   718,556
                                      ============= ==============  =============  =============  =============

Operating Data:
    Number of metered customers ......      551,096        527,857        548,937        525,959        519,160

                                                                 March 31, 2000
                                           -------------------------------------------------------
                                                       Actual                   As Adjusted (9)
                                           --------------------------   --------------------------
                                               Amount        Percent         Amount       Percent
                                               ------        -------         ------       -------
                                                     (unaudited)                  (unaudited)
Capitalization:
      Long-term debt (10) ............        $ 442,210        54.5%        $ 471,570       54.7%
      Preferred stock ................            1,760         0.2%            1,760        0.2%
      Common stockholders' equity ....          367,478        45.3%          388,494       45.1%
                                           -------------  -----------   --------------  ----------
Total capitalization (10) ............        $ 811,448       100.0%        $ 861,824      100.0%
                                           =============  ===========   ==============  ==========

Short-term debt:
      Revolving credit debt of Philadelphia
          Suburban Water .............        $  50,000                      $ 28,984
      Loans payable to banks under
          short-term lines of credit .           52,741                        24,229
                                           -------------                --------------
Total short-term debt ................        $ 102,741                      $ 53,213
                                           =============                ==============

-------------------------------------------
(1) Includes a charge for restructuring costs in connection with the Consumers Water merger of $3,787.
(2) Non-recurring items represent a charge of $6,334 ($6,134 after-tax or $0.15 per share) for the Consumers Water merger transaction costs and a charge for related restructuring costs of $3,787 ($2,462 after-tax or $0.06 per share).
(3) Non-recurring item represents a gain of $6,680 ($3,903 after-tax or $0.10 per share) on the sale of Consumers Water's New Hampshire operations pursuant to the state's condemnation statute.
(4) After provision for dividends on our preferred stock.
(5) Results include the net charges described in footnote (2) above.
(6) Results include the net gain described in footnote (3) above.
(7) The share and per share data contained in this table have not been restated to give effect to the 25% common stock dividend payable on December 1, 2000.
(8) Represents our historical dividends paid per common share. At our August
    1, 2000 board meeting, our board of directors approved an increase in our quarterly cash dividend from $0.18 per share to $.19375 per share effective with our December 1, 2000 payment.
(9) Adjusted to reflect:
          (i) the estimated net proceeds from the sale of 1,000,000 shares of common stock to be issued in this offering and the application of these net proceeds to repay the short-term debt of Philadelphia Suburban Water; and
          (ii)the private placements in April 2000 of $11,000 of First Mortgage Bonds of Philadelphia Suburban Water and in June 2000 of $18,360 of First Mortgage Bonds of one of Consumers Water's Pennsylvania operating subsidiaries and the application of the net proceeds from these placements to repay portions of our short-term lines of credit. See "Use of Proceeds."
(10) Includes current portion of long-term debt of $12,978.

                           FORWARD-LOOKING STATEMENTS

         Certain statements in this prospectus, or incorporated by reference in this prospectus, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 made based upon, among other things, our current assumptions, expectations and beliefs concerning future developments and their potential effect on us. These forward-looking statements involve risks, uncertainties and other factors, many of which are outside our control, that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. In some cases you can identify forward-looking statements where statements are preceded by, followed by or include the words "believes," "expects," "anticipates," "plans" or similar expressions. Forward-looking statements in this prospectus, or incorporated by reference in this prospectus, include, but are not limited to, statements regarding:

     o        projected capital expenditures and related funding requirements;

     o developments and trends in the water and wastewater utility industries;

     o        opportunities for future acquisitions;

     o the development of new services and technologies by us or our competitors;

     o        the availability of qualified personnel;

     o        general economic conditions; and

     o        merger-related costs and synergies.

         Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including but not limited to:

     o changes in general economic, business and financial market conditions;

     o changes in government regulations, including environmental regulations;

     o        abnormal weather conditions;

     o        changes in capital requirements;

     o our ability to integrate businesses, technologies or services which we may acquire;

     o        our ability to manage the expansion of our business;

     o the extent to which we are able to develop and market new and improved services;

     o        the effect of the loss of major customers;

     o our ability to retain the services of key personnel and to hire qualified personnel as we expand;

     o        unanticipated capital requirements; and

     o cost overruns relating to improvements or the expansion of our operations.

         Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this prospectus and the documents that we incorporate by reference in this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Except for our ongoing obligations to disclose material information under the federal securities laws, we are not obligated to update these forward-looking statements, even though our situation may change in the future. We qualify all of our forward-looking statements by these cautionary statements.

                   THE WATER AND WASTEWATER UTILITY INDUSTRIES

         With more than 50,000 community water systems in the U.S. (85% of which serve less than 3,300 customers), the water industry is the most fragmented of the major utility industries (telephone, natural gas, electric and water). The nation's water systems range in size from large municipally-owned systems, like the New York City water system that serves about 9 million people, to small systems, where a few customers share a common well. In the states where we operate, we believe there are over 6,400 public water systems of widely varying size.

         The water industry is the most capital intensive of the utilities, with more capital invested per dollar of revenue than any other utility. Customers and regulators expect companies in the water industry, both municipally-owned and investor-owned, to provide reliable water service at affordable prices while meeting stringent federal and state water quality standards. Continued capital investment is necessary to (1) repair and replace aging water distribution infrastructure, (2) expand existing systems in response to community growth and development, and (3) invest in new treatment plants and technology to meet water quality standards. In its First Report to Congress in January 1997, the U.S. Environmental Protection Agency estimated that the nation's water systems must invest a minimum of $138.4 billion through 2015 to meet the requirements of the Safe Drinking Water Act of 1974, as amended. Advancing technology and the increasingly stringent drinking water regulations have transformed the drinking water industry into one that now demands a level of technological expertise that was previously not required. The costs associated with meeting more stringent water quality standards, coupled with the costs of replacing aging infrastructure, have caused many small, and some large, water utilities to sell their systems to larger, better capitalized water utilities that can afford the costs of making the necessary investments in their systems and have the requisite economies of scale.

         Although not as fragmented as the water industry, the wastewater industry in the U.S. also presents opportunities for consolidation. According to the U.S. Environmental Protection Agency's most recent survey of publicly-owned wastewater treatment facilities in 1996, there are approximately 16,000 such facilities in the nation serving approximately 72% of the U.S. population. The vast majority of wastewater facilities are government-owned rather than privately-owned. That survey also indicates that there are about 2,900 such facilities in operation or planned in the five states where we operate. The U.S. Environmental Protection Agency estimates that about $140 billion will need to be invested in wastewater systems over the next 20 years to meet environmental standards.

                        PHILADELPHIA SUBURBAN CORPORATION

General

         We are a holding company for regulated utilities providing water or wastewater services to approximately 2 million people in Pennsylvania, Ohio, Illinois, New Jersey and Maine. Our two primary subsidiaries are Philadelphia Suburban Water, a regulated public utility that provides water or wastewater services to about 1.1 million residents in the suburban areas west and north of the City of Philadelphia, and Consumers Water, a holding company for several regulated public utility companies that provide water or wastewater services to about 850,000 residents in various communities in Pennsylvania, Ohio, Illinois, New Jersey and Maine. We are among the largest investor-owned water utilities in the U.S. based on the number of customers. In addition, we provide water service to approximately 25,000 people through operating and maintenance contracts with municipal authorities and other parties close to our operating companies' service territories. Subsidiaries of Philadelphia Suburban Water and Consumers Water provide primarily residential wastewater services to approximately 28,000 people in Pennsylvania, Illinois and New Jersey. For the three months ended March 31, 2000, the operating revenues associated with wastewater services were approximately 2% of our consolidated operating revenues. Our ratio of customers to employees as of March 31, 2000 is 595 to 1, which is one of the best ratios, from an efficiency perspective, in the water utility industry.

         Our customer base is primarily residential, with these customers representing approximately two-thirds of our total water revenues. Substantially all of our customers are metered, which allows us to measure and bill our customers' water consumption. Water consumption per customer is affected by local weather conditions during the year, especially during the late spring and early summer. In general, during these seasons, an extended period of dry weather increases water consumption, while above average rainfall decreases water consumption. Also, an increase in the average temperature generally causes an increase in water consumption. As was the case in Pennsylvania and New Jersey in the summer of 1999, abnormally dry weather in our service areas can sometimes result in the governmental authorities declaring drought warnings and water use restrictions in the affected areas. If these types of actions are taken, water consumption and water revenues may be reduced. While parts of Pennsylvania, particularly those dependent on groundwater, experienced water shortages during the 1999 drought, our water supplies remained adequate. When the drought restrictions were lifted, water revenues returned to normal levels.

         The merger with Consumers Water in 1999, with its operations in western Pennsylvania, Ohio, Illinois, New Jersey and Maine, has allowed us to diversify our exposure to regional weather conditions. In 1999, above average water consumption during the summer in Ohio and Illinois offset the effect of the drought declarations and water use restrictions in Pennsylvania and New Jersey. More importantly, Consumers Water has over 25 locations within those five states from which we can pursue our growth strategy. Including acquisitions, Philadelphia Suburban Water's customer base increased at an annual compound rate of 3.9% during the three-year period of 1997 through 1999. Including acquisitions, Consumers Water's consolidated customer growth rate during this period was 1.5%.

         Our largest shareholder is Vivendi S.A. and certain of its subsidiaries. Vivendi S.A. is a company headquartered in Paris with worldwide interests in various businesses, including the water industry primarily through its subsidiary, Vivendi Water S.A. Vivendi S.A. and these subsidiaries owned approximately 18% of our outstanding common stock on March 31, 2000. A recent letter from Vivendi Water S.A. to our chairman, reaffirmed Vivendi S.A.'s intention to hold our shares for investment, which is consistent with the disclosure set forth in Vivendi S.A.'s Amendment No. 19 to its Schedule 13D, filed with the SEC in April 2000. Although Vivendi S.A. indicated in this filing that it would review its investment position in us periodically, including possibly selling its shares, it also indicated in this filing that it may seek to acquire (either directly or through a subsidiary) additional shares of our common stock from time to time that would result in Vivendi S.A and its subsidiaries holding up to 19.99% of our shares. For more information with respect to Vivendi S.A.'s ownership of our common stock, we refer you to Amendment No. 19 to Vivendi S.A.'s Schedule 13D. At its August 1, 2000 meeting, our board of directors, on the recommendation of our corporate governance committee: acknowledged the resignation of Michel Avenas, President of Vivendi North America, from our board; increased the size of the board from 11 to 12 directors; expanded the class of directors with terms expiring at our 2001 annual meeting (the class of directors that Mr. Avenas was in) from 3 to 4; and appointed Mr. Richard Heckmann, Chairman of Vivendi Water S.A., and Mr. Andrew Seidel, President and Chief Operating Officer of Vivendi Water S.A. to our board in the class of directors with terms expiring at our 2001 annual meeting.

         We have had various discussions with representatives of Vivendi S.A.'s subsidiaries, Vivendi Water S.A. and United States Filter Corporation, exploring possible joint activities or alliances in such areas as water treatment devices, bottled water, contract operations of water and wastewater systems and joint materials purchasing. Although we intend to continue these discussions and explore any other potential areas of cooperation, we currently have no formal agreements with Vivendi S.A., United States Filter Corporation or any of their affiliates in any of these areas and there can be no assurance that any agreements in these areas or other areas will be ultimately reached.

Recent Financial Results (First Quarter 2000 Compared to First Quarter 1999)

         Operating revenues in the first quarter of 2000 increased by $5,913,000 or 10.1% primarily due to revenues from the distribution system improvement charge in Pennsylvania, increased water sales and additional water revenues associated with acquisitions. Increased revenues from acquisitions came primarily from the Bensalem water system acquired in December 1999. The distribution system improvement charge, which is discussed in more detail below under "-- Rates and Regulation," provided $1,735,000 of additional revenues over the prior year. The improvement in water sales was due to an increase in customer consumption.

         Costs and expenses in the first quarter of 2000 decreased by $508,000 or 1.3% primarily due to a restructuring charge of $3,787,000 recorded in the first quarter of 1999 for severance and costs associated with the closing of the Consumers Water corporate office, offset in part by increased operations and maintenance expenses and depreciation. Operations and maintenance expenses in the first quarter of 2000 increased by $2,203,000 or 9.7% due to higher maintenance expenses and additional operating costs associated with the Bensalem acquisition and increased wage and administrative expenses. Offsetting these increases, in part, was a reduction in general corporate expenses related to the closing of Consumers Water's corporate office following the merger. Depreciation increased by $832,000 or 11.2% due to capital expenditures made to expand and improve water utility facilities, and as a result of acquisitions of water systems.

         Net income available to common stock for the first quarter of 2000 increased as a result of the change in operating revenues and expenses described above and the following factors. In the first quarter of 1999, we recorded a charge of $6,334,000 for transaction costs associated with the Consumers Water merger consummated in March 1999. The charge represents the fees for investment bankers, attorneys, accountants and other administrative charges. Interest expense for the first quarter of 2000 increased $1,764,000 primarily due to increased borrowings to finance capital projects and acquisitions. In the first quarter of 2000, we recorded gains on the sale of marketable securities of $1,061,000. We did not sell any marketable securities in 1999.

         Accordingly, earnings per share for the first quarter of 2000 were $0.25 versus $0.01 for the first quarter of 1999. Earnings per share (without the merger related restructuring and transaction costs incurred in the first quarter of 1999 described above) were $0.25 for the first quarter of 2000 versus $0.22 for the first quarter of 1999.

Acquisition Strategy

         We are actively exploring opportunities to expand our utility operations through acquisitions or otherwise. As of March 31, 2000, we had completed 54 acquisitions or other growth ventures during the past five years. Exclusive of the Consumers Water merger in March 1999, these transactions have added 60,200 customers to our customer base during this five-year period. The largest of these transactions was the acquisition of the water utility assets of Bensalem Township in December 1999, which added 14,945 customers.

         Because of the fragmented nature of the water and wastewater utility industries, we believe that there are many potential water system acquisition candidates throughout the U.S. We believe the factors driving consolidation of these water systems are:

     o the benefits of economies of scale, including the development of technological expertise that would not be feasible in a smaller organization;

     o        increasingly stringent environmental regulations; and

     o        the need for major capital investment.

         We believe that acquisitions will continue to be an important source of growth for us. We intend to continue to pursue acquisitions of municipally-owned and investor-owned water systems of all sizes that provide services in areas adjacent to our existing service territories or in new service areas. We engage in continuing activities with respect to potential acquisitions, including calling on prospective sellers, performing analyses and investigations of acquisition candidates, making preliminary acquisition proposals and negotiating the terms of potential acquisitions.

         We believe that any municipally-owned water and wastewater systems that we would acquire would be purchased with cash, while any investor-owned water and wastewater systems that we would acquire would be purchased with cash, shares of our common stock, shares of our preferred stock or a combination of each. We expect to generate the cash needed for acquisitions initially with the proceeds from the issuance of short-term debt, with subsequent repayment from earnings, the proceeds from the issuance of long-term debt and the proceeds from equity sold through our dividend reinvestment plan and our equity offerings. We have filed a registration statement with the SEC to issue up to an additional 2,000,000 shares of common stock and up to an additional 500,000 shares of preferred stock in connection with the acquisition of other water and wastewater systems. If we issue any of these shares in connection with an acquisition, subject to the requirements of Rule 145 under the Securities Act of 1933 and any contractual restrictions, these shares may be immediately resold following the completion of any acquisition.

         We are not currently a party to any definitive agreement or binding letter of intent with respect to a material acquisition. We cannot assure you that in the future we will be able to continue to identify and acquire any business or water or wastewater system on acceptable terms or that such acquisitions will be accretive to earnings.

Employee Relations

         As of March 31, 2000, we employed a total of 941 full-time employees. Our subsidiaries are parties to agreements with labor unions covering 484 employees. These agreements are due to expire between October 2001 and August 2004. We consider our employee relations to be good.

Rates and Regulation

         Our water and wastewater utility operations are subject to regulation by their respective state regulatory commissions, which have broad administrative power and authority to set rates and charges, determine franchise areas and conditions of service and authorize the issuance of securities. The regulatory commissions also establish uniform systems of accounts and approve the terms of contracts with both affiliates and customers. In addition, the regulatory commissions have the authority to approve acquisitions of other utility systems, loans and the purchase or sale of property. The profitability of our utility operations is influenced to a great extent by the timeliness and adequacy of rate allowances in the various states in which we operate. Accordingly, we maintain a rate case management capability to ensure that the rates of the utility operations reflect, to the extent practicable, current costs of operations, capital, taxes, energy, materials and compliance with environmental regulations. Rates for some divisions of our Ohio water utility can be fixed by negotiated agreements with the municipalities that are served by those divisions, in lieu of regulatory approval from the Public Utility Commission of Ohio. Currently, two of our four regulated divisions in Ohio are operating under these negotiated agreements.

         In 1996, the Pennsylvania Public Utility Commission approved the distribution system improvement charge. The distribution system improvement charge is a mechanism that allows Pennsylvania water utilities to add a surcharge to their water bills without the need for a fully-litigated rate proceeding. This surcharge is designed to recover, on a current basis, the additional depreciation and capital costs associated with certain non-revenue producing, non-expense reducing capital expenditures related to replacing and rehabilitating distribution systems. Prior to the distribution system improvement charge, water utilities absorbed all of the depreciation and capital costs of these projects between base rate increases without the benefit of additional revenues. The gap between the time that a capital project is completed and the recovery of its costs in base rates is known as regulatory lag. Regulatory lag often acted as a disincentive to water utilities in rehabilitating their distribution systems. The distribution system improvement charge is intended to eliminate or reduce regulatory lag. The Pennsylvania distribution system improvement charge is adjusted quarterly based on additional qualified capital expenditures made in the previous quarter. The Pennsylvania distribution system improvement charge is capped at 5% of base rates. Once a utility's distribution system improvement charge reaches this level, further rate increases would require a formal rate proceeding with the Pennsylvania Public Utility Commission, which would address all costs and expenses of the company. The distribution system improvement charge is reset to zero when new base rates that reflect the costs of those additions become effective. The Pennsylvania Public Utility Commission also limits use of the distribution system improvement charge to periods when a company's return on equity is less than a benchmark it establishes each quarter.

         We are currently working to establish distribution system improvement charge mechanisms in the other states in which we operate. In May 1999, the Illinois legislature passed a bill to establish a distribution system improvement charge mechanism in Illinois. The Illinois Commerce Commission is analyzing the mechanism currently and considering approval of a distribution system improvement charge for use by Illinois water utilities, beginning in 2001. The New Jersey Board of Public Utilities has established a task force to review the merits of a distribution system improvement charge mechanism in New Jersey.

         On April 27, 2000, the Pennsylvania Public Utility Commission approved a rate settlement reached between our Pennsylvania utility subsidiaries and the parties actively litigating our joint rate application filed in October 1999. The settlement was designed to increase annual revenue by $17,000,000 or 9.4% above the level in effect at the time of the filing. The rates in effect at the time of the filing included $7,347,000 in distribution system improvement charges ranging from 0.33% to 5%. Consequently, the settlement resulted in a total base rate increase of $24,347,000 or 13.5% above the rates in effect before the distribution system improvement charges were applied. As a part of the settlement, the distribution system improvement charges were reset to zero and we agreed not to file a base rate increase request prior to April 29, 2001, absent extraordinary circumstances. In this rate case, the Pennsylvania Public Utility Commission recognized all four of our Pennsylvania operating water utilities as one entity for rate-making purposes. Accordingly, in 2000, we plan to merge these four utilities into one company.

         In March 2000, an operating division of Consumers Water's Illinois operating subsidiary was awarded an aggregate annual revenue increase of approximately $400,000. In April 2000, a rate increase was negotiated by an operating division of Consumers Water's subsidiary in Ohio with the local governmental authority resulting in an aggregate annual revenue increase of $140,000 in each of the following three years. In addition, in 2000, rate applications were filed by seven operating divisions of Consumers Water's subsidiaries in Illinois, Maine and New Jersey. The total additional annual revenue requested is $6,662,000 and decisions are anticipated by late 2000 or in the first quarter of 2001.

Environmental Regulation

         The primary federal and state laws affecting the provision of water and wastewater services are the Clean Water Act, the Safe Drinking Water Act and the regulations issued under these laws by the U.S. Environmental Protection Agency and state environmental regulatory agencies, as well as federal and state laws affecting dam safety. These laws and regulations establish criteria and standards for drinking water and for discharges into the waters of the U.S. The states have the right to establish criteria and standards that are more strict than those established by the U.S. Environmental Protection Agency. In some of the states where our subsidiaries operate they have done so. Other federal and state environmental laws and regulations in addition to the Clean Water Act, the Safe Drinking Water Act and the dam safety regulations affect the operations of our subsidiaries.

         The Safe Drinking Water Act establishes criteria and procedures for the U.S. Environmental Protection Agency to develop minimum national quality standards for drinking water. Regulations issued pursuant to the Safe Drinking Water Act set standards on the amount of certain inorganic and organic chemical contaminants, microbials and radionuclides allowable in drinking water. Current requirements under the Safe Drinking Water Act are not expected to have a material effect on our operations or financial condition. We may, in the future, have to change our method of treating drinking water at certain sources of supply if additional regulations become effective.

         The Clean Water Act regulates the discharge of liquid effluents from drinking water and wastewater treatment facilities into lakes, rivers, streams and subsurface or sanitary sewers. The Resource Conservation and Recovery Act regulates the handling and disposal of residuals and solids from drinking water and wastewater treatment facilities.

         Our subsidiaries own sixteen major dams that are subject to the requirements of federal and state regulations related to dam safety. All major dams undergo an engineering inspection annually. We believe that all sixteen dams are structurally sound and well-maintained.

         In addition to the capital expenditures and costs currently anticipated, changes in environmental regulations, enforcement policies and practices or related matters may result in additional capital expenditures and costs. Capital expenditures and costs incurred as a result of efforts to meet water quality standards and environmental requirements generally have been recognized by state public utility commissions as appropriate plant additions in establishing rates.

Rights to Conduct our Business

         In general, we believe that we have valid rights, free from unduly burdensome restrictions, to enable us to carry on our business as presently conducted in the territories we now serve. The rights to provide water or wastewater service to a particular franchised service territory are generally non-exclusive, although the applicable regulatory commissions usually allow only one utility to provide service to a given area. In some instances, another water utility, usually government-owned, already provides service to a separate area within the same political subdivision served by one of our subsidiaries. In the states where our subsidiaries operate, it is possible that portions of our subsidiaries' operations could be acquired by municipal governments by one or more of the following methods:

     o        eminent domain;

     o the right of purchase given or reserved by a municipality or political subdivision when the original franchise was granted; and

     o the right of purchase given or reserved under the law of the state in which the subsidiary was incorporated or from which it received its permit.

         The price paid by a municipal government for an acquisition is usually determined in accordance with applicable law governing the taking of lands and other property under eminent domain. In other instances, the price may be negotiated, fixed by appraisers selected by the parties or computed in accordance with a formula prescribed in the law of the state or in the particular franchise or charter. Generally, our strategy is to acquire additional water and wastewater systems, maintain our existing systems, and actively oppose efforts by municipal governments to acquire any of our operations, particularly for less than the fair market value of our operations or where the municipal government seeks to acquire more than it is entitled to under the applicable law or agreement.

         There are two matters in Ohio that involve the attempted acquisition or condemnation of certain assets of Consumers Ohio Water Company, a subsidiary of Consumers Water.

         In Ashtabula County, Consumers Ohio Water Company provides water service to several municipalities and to areas of the county that are located outside of these municipalities. Ashtabula County is seeking to purchase certain assets of Consumers Ohio Water Company that are located outside of these municipalities. The parties are currently litigating the question of whether Ashtabula County's right to purchase includes all of the assets located outside of these municipalities or only those assets that are not essential for providing service to these municipalities. The county claims that it is entitled to purchase all the assets and will allow Consumers Ohio Water Company to use certain pipelines needed to convey water to the municipalities. Consumers Ohio Water Company's position is that the county may only purchase assets not involved in providing service to the municipalities. It is not certain that the county will proceed with an acquisition if all the assets cannot be purchased. If the county does proceed to acquire all or some of these assets, we believe that Consumers Ohio Water Company will be entitled to fair value for these assets, which, in any event, will exceed the book value for these assets.

         The City of Geneva, a municipality in Ashtabula County, Ohio, has passed an ordinance seeking to condemn the assets of Consumers Ohio Water Company that are located in Geneva. The issue is being submitted to a referendum in the fall of 2000, whereby voters will determine whether the city should proceed with this action. If the city does proceed to condemn these assets, we believe that Consumers Ohio Water Company will be entitled to fair value for these assets, which, in any event, will exceed the book value for these assets.

         The total number of customers included in the Ashtabula and Geneva systems discussed above represent only 1.4% of our total customer base.

                        CAPITAL REQUIREMENTS AND FUNDING

2000 Capital Program

         During the first quarter of 2000, we had $19,691,000 of capital expenditures, repaid $520,000 of long-term debt and repaid $1,620,000 of customer advances for construction. Our planned 2000 capital program, exclusive of the costs of new mains financed by advances and contributions in aid of construction, is estimated to be approximately $110.6 million, of which approximately $34.3 million is for distribution system improvement charge qualified projects. We expect to continue to finance our 2000 capital program, along with approximately $12.2 million of sinking fund obligations and debt maturities, through internally-generated funds, our revolving credit facilities, proceeds from this offering, the issuance of new long-term debt and proceeds from our dividend reinvestment plan.

2001 Capital Program

         Our planned 2001 capital program, exclusive of the costs of new mains financed by advances and contributions in aid of construction, is estimated to be approximately $110.5 million, of which $45.8 million is for distribution system improvement charge qualified projects. Philadelphia Suburban Water and Consumers Water's Pennsylvania subsidiaries have increased their capital spending for infrastructure rehabilitation in response to the availability of the distribution system improvement charge. Should the distribution system improvement charge in Pennsylvania be discontinued (which is not anticipated), for any reason, Philadelphia Suburban Water and the Consumers Water subsidiaries in Pennsylvania would likely reduce their capital programs significantly. Our 2001 capital program, along with approximately $3.8 million of sinking fund obligations and debt maturities is expected to be financed through internally-generated funds, the revolving credit facilities, the issuance of new long-term debt and proceeds from our dividend reinvestment plan.

Water Main Replacement

         In our water utility systems, we maintain approximately 6,800 miles of water mains to transmit and distribute water to our customers. On average, the water mains are 47 years old and are made of cast iron (64%), ductile iron (26%) and other materials (10%). We maintain a program to replace or rehabilitate these mains through a cost-effective infrastructure rehabilitation program.

Anticipated Construction

         Future utility construction in the period 2002 through 2004, including recurring programs, such as the ongoing replacement of water meters, the rehabilitation of water mains and additional transmission mains and expanded and new treatment facilities to meet customer demands is estimated to require aggregate expenditures of approximately $360 million. This $360 million is exclusive of the costs of new mains financed by advances and contributions in aid of construction. We anticipate that less than one-half of these expenditures will require external financing, including the issuance of long-term debt, the issuance of common stock through our dividend reinvestment plan and possible future public equity offerings. We expect to refinance approximately $87.6 million of debt maturities during this period, as they become due, with new issues of long-term debt. The estimates discussed above do not include any amounts for possible future acquisitions of water systems or the financing necessary to support such acquisitions.

         The ability to finance our future construction programs, as well as our acquisition activities, depends on our ability to attract the necessary external financing and maintain or increase internally-generated funds. Rate orders permitting compensatory rates of return on invested capital and timely rate adjustments will be required by our operating subsidiaries to achieve an adequate level of earnings to enable them to secure the capital they will need and to maintain satisfactory debt coverage ratios.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also obtain our SEC filings from the SEC's website at http://www.sec.gov/.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. Statements made in this prospectus as to the contents of any contract, agreement or other documents are not necessarily complete, and, in each instance, we refer you to a copy of such document filed as an exhibit to the registration statement, of which this prospectus is a part, or otherwise filed with the SEC. The information incorporated by reference is considered to be part of this prospectus. When we file information with the SEC in the future, that information will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the shares of common stock that we have registered are sold:

     o Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999 including portions of our definitive Proxy Statement for the 2000 Annual Meeting of Shareholders incorporated therein by reference;

     o Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000;

     o Our Current Report on Form 8-K filed on April 27, 2000 reporting under Item 5 the settlement of our Pennsylvania rate case;

     o Our Current Report on Form 8-K filed on July 27, 2000 reporting under Item 5 our earnings for the quarter ended June 30, 2000;

     o The description of our common stock contained in our registration under Section 12 of the Securities Exchange Act of 1934, including any amendment or report updating such description; and

     o The description of our shareholder rights plan contained in our Form 8-A Registration Statement filed on March 17, 1998.

         You may request a copy of these filings, at no cost, by writing or telephoning us at:

                        Philadelphia Suburban Corporation
                     Attention: Patricia M. Mycek, Secretary
                             762 W. Lancaster Avenue
                            Bryn Mawr, PA 19010-3489
                             Telephone: 610-527-8000

                                 USE OF PROCEEDS

         Based on current market conditions, we anticipate that the net proceeds from the sale of the shares will be approximately $21.0 million ($24.2 million if the underwriters' over-allotment option is exercised in full). We expect to make a capital contribution of these proceeds to Philadelphia Suburban Water. We expect that Philadelphia Suburban Water will use these proceeds to reduce outstanding debt under its revolving credit agreement incurred for capital expenditures and for acquisitions of water systems. As of March 31, 2000, the principal amount outstanding under Philadelphia Suburban Water's revolving credit agreement was $50 million. Interest on outstanding balances under this revolving credit agreement is based, at Philadelphia Suburban Water's option, on the prime rate, an adjusted federal funds rate, an adjusted London Interbank Offered Rate corresponding to the interest period selected, an adjusted Euro-Rate corresponding to the interest period selected or at rates offered by the banks. As of March 31, 2000, the weighted average interest rate on the principal amount outstanding under this revolving credit agreement was 6.32%.

                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS

         The following table shows the high and low sale prices for our common stock as reported on the New York Stock Exchange composite transactions reporting system and the cash dividends paid per share for the periods indicated. Our common stock is listed on the New York and Philadelphia Stock Exchanges and is traded under the symbol "PSC".

                                                                                     Quarterly
                                                                                       Cash
                                                                                     Dividends
                                                          High           Low           Paid
                                                      -------------  ------------   ------------
1998
     First Quarter.................................      $ 25.75       $ 19.56       $ 0.1625
     Second Quarter................................        22.56         18.88         0.1625
     Third Quarter.................................        28.19         20.50         0.1700
     Fourth Quarter................................        30.06         23.00         0.1700


1999
     First Quarter.................................      $ 29.75       $ 19.75         $ 0.17
     Second Quarter................................        25.75         21.31           0.17
     Third Quarter.................................        25.31         21.13           0.18
     Fourth Quarter................................        24.19         20.19           0.18


2000
     First Quarter.................................      $ 22.00       $ 16.50         $ 0.18
     Second Quarter................................        24.94         18.13           0.18
     Third Quarter (through August 1, 2000)........        22.69         20.00              -


         At our August 1, 2000 board meeting, our board of directors approved our regular quarterly dividend of $0.18 per share, payable on September 1, 2000 to shareholders of record on August 15, 2000. In addition, our board of directors approved a 25% common stock dividend payable on December 1, 2000 to shareholders of record on November 15, 2000 and a 7.64% increase in our quarterly cash dividend from $0.18 per share to $0.19375 per share with this increase to be effective for our December 1, 2000 cash dividend payment payable on December 1, 2000 to shareholders of record on November 15, 2000. On an annualized basis, this represents an increase in the annual dividend rate from $0.72 per share to $0.775 per share effective with the December 1, 2000 dividend. The increase in the December 1, 2000 dividend is the 10th increase in our dividend that the board has approved in the past 9 years.

         We or our predecessor companies have paid dividends each year since 1944. We presently intend to pay quarterly cash dividends in the future on March 1, June 1, September 1 and December 1, subject to our earnings and financial condition, regulatory requirements and such other factors as our board of directors may deem relevant. See "Description of Capital Stock - Common Stock -- Dividend Rights and Limitations" for a description of certain limitations on our ability to pay cash dividends.

         On August 1, 2000 the last reported sale price of our common stock on the New York Stock Exchange was $22.1875 per share. As of March 31, 2000, there were approximately 20,353 holders of record of our common stock.

         We offer the holders of record of less than 30,000 shares of our common stock the opportunity to reinvest part or all of the dividend payments on their shares of common stock through purchases of original issue common stock without payment of any brokerage commission or service charge through our dividend reinvestment and direct stock purchase plan. The purchase price for original issue shares of common stock purchased through the reinvestment of dividends is 95% of the average of the high and low prices of common stock as reported on the New York Stock Exchange composite transactions reporting system for each of the five trading days immediately preceding the dividend payment date. This plan also permits shareholders and investors to invest up to $30,000 annually in our common stock in the open market through our transfer agent. At March 31, 2000, holders of 18.3% of the shares of our common stock outstanding participated in the dividend reinvestment portion of this plan.

                          DESCRIPTION OF CAPITAL STOCK

         The following description of our common stock sets forth material terms and provisions of our common stock. You should read our current amended and restated articles of incorporation for more detailed terms of our common stock.

         As of March 31, 2000, our authorized capital stock was 101,770,819 shares. Those shares consisted of:

     o 100,000,000 shares of our common stock, par value $0.50 per share, of which 40,927,257 shares were outstanding; and

     o 1,770,819 shares of preferred stock, par value $1.00 per share, of which 17,600 shares of Series B Preferred Stock were issued and outstanding.

Common Stock

Voting Rights

         Holders of our common stock are entitled to one vote for each share held by them at all meetings of the shareholders and are not entitled to cumulate their votes for the election of directors.

Dividend Rights and Limitations

         Holders of common stock may receive dividends when declared by our board of directors. Because we are a holding company, the funds we use to pay any dividends on our common stock are derived predominantly from the dividends that we receive from our subsidiaries, Philadelphia Suburban Water and Consumers Water, and the dividends they receive from their subsidiaries. Therefore, our ability to pay dividends to holders of our common stock depends upon our subsidiaries' earnings, financial condition and ability to pay dividends. We own 100% of the outstanding common stock of Philadelphia Suburban Water and Consumers Water. Consumers Water owns 100% of the voting stock of four water companies and at least 96% of the voting stock of three water companies. Most of our subsidiaries are subject to regulation by state utility commissions and the amounts of their earnings and dividends are affected by the manner in which they are regulated. In addition, they are subject to restrictions on the payment of dividends contained in their various debt agreements. Under our most restrictive debt agreements, the amount available for payment of dividends to us as of March 31, 2000 was approximately $149 million of Philadelphia Suburban Water's retained earnings and $60 million of Consumers Water's retained earnings. Payment of dividends on our common stock is also subject to the preferential rights of the holders of preferred stock to receive full cumulative dividends, both past and current.

Liquidation Rights

         In the event that we liquidate, dissolve or wind-up, the holders of our common stock are entitled to share ratably in all of the assets that remain after we pay our liabilities. This right is subject, however, to the prior distribution rights of any outstanding preferred stock.

Shareholder Rights Plan

         Holders of our common stock own, and the holders of the shares of common stock issued in this offering will receive, one right to purchase Series A Junior Participating Preferred Stock for each outstanding share of common stock. These rights are issued pursuant to a shareholders rights plan. Upon the occurrence of certain events, each right would entitle the holder to purchase from us one one-thousandth of a share of Series A Junior Participating Preferred Stock at an exercise price of $90 per one-thousandth of a share, subject to adjustment. The rights are exercisable in certain circumstances if a person or group acquires 20% or more of our common stock or if the holder of 20% or more of our common stock engages in certain transactions with us. In that case, each right would be exercisable by each holder, other than the acquiring person, to purchase shares of our common stock at a substantial discount from the market price. In addition, if, after the date that a person has become the holder of 20% or more of our common stock, any person or group merges with us or engages in certain other transactions with us, each right entitles the holder, other than the acquirer, to purchase common stock of the surviving corporation at a substantial discount from the market price. These rights are subject to redemption by us in certain circumstances. These rights have no voting or dividend rights and, until exercisable, cannot trade separately from our common stock and have no dilutive effect on our earnings. This plan expires on March 1, 2008.

Preferred Stock

         Our board of directors has the authority to divide the preferred stock into one or more series and to fix and determine relative rights and preferences of the shares of each series.

Series B Preferred Stock

         As of March 31, 2000, the only series of preferred stock outstanding was our Series B Preferred Stock, of which there were 17,600 shares outstanding. Holders of our Series B Preferred Stock are entitled to receive cumulative quarterly dividends equal to $1.5125 per share or at a rate equal to 6.05% per year. In the event that we liquidate, dissolve or wind-up, holders of Series B Preferred Stock are entitled to receive $100 per share plus an amount equal to any accrued but unpaid cumulative dividends together with any interest that has accrued on those dividends. Our Series B Preferred Stock ranks senior to our Series A Junior Participating Preferred Stock, if issued, and our common stock with respect to the right to receive dividends and the right to the distribution of our assets upon liquidation.

         The Series B Preferred Stock is not convertible into any other class or series of our capital stock. We have the right to redeem, in whole or in part, up to 6,440 shares of Series B Preferred Stock each year beginning on December 1, 2001 at a price equal to $100 per share plus any accrued and unpaid dividends together with any interest that has accrued on those dividends through the date of redemption. The Series B Preferred Stock is not subject to or entitled to the benefit of a sinking fund.

         So long as any shares of our Series B Preferred Stock are outstanding, we may not adopt any amendment to our articles of incorporation that would adversely affect, in any material respect, the rights or preferences of the Series B Preferred Stock without the affirmative vote of the holders of a majority of the Series B Preferred Stock.

State Law Anti-Takeover Provisions

Pennsylvania State Law Provisions

         We are subject to various anti-takeover provisions of the Pennsylvania Business Corporation Law of 1988, as amended. Generally, these provisions are triggered if any person or group acquires, or discloses an intent to acquire, 20% or more of a corporation's voting power, unless the acquisition is under a registered firm commitment underwriting or, in certain cases, approved by the board of directors. These provisions:

     o provide the other shareholders of the corporation with certain rights against the acquiring group or person;

     o prohibit the corporation from engaging in a broad range of business combinations with the acquiring group or person; and

     o restrict the voting and other rights of the acquiring person or group.

         In addition, as permitted by Pennsylvania law, an amendment to our articles of incorporation or other corporate action that is approved by shareholders may provide mandatory special treatment for specified groups of nonconsenting shareholders of the same class. For example, an amendment to our articles of incorporation or other corporate action may provide that shares of common stock held by designated shareholders of record must be cashed out at a price determined by the corporation, subject to applicable dissenters' rights.

Articles of Incorporation and Bylaw Provisions

         Certain provisions of our articles of incorporation and bylaws may have the effect of discouraging unilateral tender offers or other attempts to take over and acquire our business. These provisions might discourage some potentially interested purchaser from attempting a unilateral takeover bid for us on terms which some shareholders might favor. Our articles of incorporation require that certain fundamental transactions must be approved by the holders of 75% of the outstanding shares of our capital stock entitled to vote on the matter unless at least 50% of the members of the board of directors has approved the transaction, in which case the required shareholder approval will be the minimum approval required by applicable law. The fundamental transactions that are subject to this provision are those transactions that require approval by shareholders under applicable law or the articles of incorporation. These transactions include certain amendments of our articles of incorporation or bylaws, certain sales or other dispositions of our assets, certain issuances of our capital stock, or certain transactions involving our merger, consolidation, division, reorganization, dissolution, liquidation or winding up. Our articles of incorporation and bylaws provide that:

o a special meeting of shareholders may only be called by the chairman, the president, the board of directors or shareholders entitled to cast a majority of the votes which all shareholders are entitled to cast at the particular meeting;

o nominations for election of directors may be made by any shareholder entitled to vote for election of directors if the name of the nominee and certain information relating to the nominee is filed with our corporate secretary not less than 14 days nor more than 50 days before any meeting of shareholders to elect directors; and

o certain advance notice procedures must be met for shareholder proposals to be made at annual meetings of shareholders. These advance notice procedures generally require a notice to be delivered not less than 90 days nor more than 120 days before the anniversary date of the immediately preceding annual meeting of shareholders.

Transfer Agent and Registrar

         The transfer agent and registrar for our common stock is BankBoston, N.A.

                                  UNDERWRITING

         Subject to the terms and conditions of the underwriting agreement between us and the representatives on behalf of the underwriters, the underwriters have agreed severally to purchase from us the following number of shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus.

                                                             Number of
                  Underwriters                                 Shares
                  ------------                                 ------

         A.G. Edwards & Sons, Inc........................
         PaineWebber Incorporated........................
         Janney Montgomery Scott LLC.....................     ---------

         Total...........................................     1,000,000
                                                              =========

         The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to certain conditions precedent, and that the underwriters are obligated to take and pay for all of the shares of common stock offered hereby (other than those covered by the over-allotment option described below) if any are taken.

         The representatives of the underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $__ per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.__ per share to certain other dealers. After the offering, the public offering price and other selling terms may be changed by the underwriters.

         We have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 150,000 additional shares of common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus, solely to cover over-allotments. To the extent that the underwriters exercise this option, the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such underwriter's name in the preceding table bears to the total number of shares in such table, and we will be obligated, pursuant to the option, to sell such shares to the underwriters.

         We and Vivendi S.A., together with certain of its affiliates, our largest shareholder, have agreed not to sell or otherwise dispose of, and Vivendi S.A. has agreed to cause each of its controlled affiliates to not sell or otherwise dispose of, any shares of our common stock for a period of 90 days after the date of this prospectus without the prior written consent of A.G. Edwards & Sons, Inc. A.G. Edwards & Sons, Inc. may, in its sole discretion, allow us or Vivendi S.A. to dispose of common stock or other securities prior to the expiration of such 90-day period. Except as discussed above, there are, however, no agreements between A.G. Edwards & Sons, Inc. and us or Vivendi S.A. that would allow us or Vivendi S.A. to do so as of the date of this prospectus. There are some exceptions to our restrictions to sell common stock, including the issuance of our common stock in connection with our employee benefit plans, our shareholder rights plan and our dividend reinvestment and direct stock purchase plan and up to 600,000 shares of our common stock that may be issued as consideration for acquisitions of businesses pursuant to our shelf registration statement discussed earlier.

         The following table summarizes the underwriting discount that we will pay to the underwriters in this offering. These amounts assume both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.
                                                           No           Full
                                                        Exercise       Exercise
         Per Share.................................   $              $
                                                       ----------     ----------
         Total.....................................   $              $
                                                       ----------     ----------

         We expect to incur expenses of approximately $150,000 in connection with this offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

         Until the distribution of the common stock is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the common stock. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the common stock.

         In connection with the offering, the underwriters may make short sales of our shares of common stock and may purchase our shares on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are made in an amount not greater than the over-allotment option described above. The underwriters may close out any covered short position by either exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

         The underwriters may also impose a penalty bid on certain selling group members. This means that if the underwriters purchase common stock in the open market to reduce the selling group members' short position or to stabilize the price of the common stock, it may reclaim the amount of the selling concession from the selling group members who sold those shares of common stock as part of this offering.

         In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases or such purchases could prevent or retard a decline in the price of the security. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

         Neither we nor the representatives make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the representatives make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

         The representatives of the underwriters are three of the six placement agents under Philadelphia Suburban Water's medium term note program. In addition, the representatives of the underwriters have engaged in transactions with and performed various financial advisory, investment banking, brokerage and other services for us and our subsidiaries in the past and may do so from time to time in the future.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania, and for the underwriters by Winthrop, Stimson, Putnam & Roberts, New York, New York.

                                     EXPERTS

         The consolidated financial statements of Philadelphia Suburban Corporation and subsidiaries as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, also incorporated by reference herein and in the registration statement, and upon authority of said firm as experts in accounting and auditing.

================================================================================



                                1,000,000 Shares



                              PHILADELPHIA SUBURBAN
                                   CORPORATION


                                  Common Stock



                                   PROSPECTUS



                            A.G. Edwards & Sons, Inc.

                            PaineWebber Incorporated

                           Janney Montgomery Scott LLC



                                       , 2000



================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.          Other Expenses of Issuance and Distribution

The following table shows the estimated expenses of the issuance and distribution of the securities offered hereby:


Securities and Exchange Commission Registration Fee............... $  6,710
Printing .........................................................   28,000
Accounting Services...............................................   35,000
Legal Services....................................................   50,000
NYSE Listing Fees.................................................    4,025
PHSE Listing Fees.................................................    1,250
Transfer Agent Fees...............................................    2,500
Miscellaneous.....................................................   22,515
                                                                   --------
        Total..................................................... $150,000


Item 15.          Indemnification of Directors and Officers

Sections 1741 and 1742 of the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), provide that a business corporation may indemnify directors and officers against liabilities they may incur as such provided that the particular person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In general, the power to indemnify under these sections does not exist in the case of actions against a director or officer by or in the right of the corporation if the person otherwise entitled to indemnification shall have been adjudged to be liable to the corporation unless it is judicially determined that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnification for specified expenses. The corporation is required to indemnify directors and officers against expenses they may incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions.

Section 1713 of the BCL permits the shareholders to adopt a bylaw provision relieving a director (but not an officer) of personal liability for monetary damages except where (i) the director has breached the applicable standard of care, and (ii) such conduct constitutes self-dealing, willful misconduct or recklessness. The statute provides that a director may not be relieved of liability for the payment of taxes pursuant to any federal, state or local law or responsibility under a criminal statute. Section 4.01 of the Registrant's bylaws limits the liability of any director of the Registrant to the fullest extent permitted by Section 1713 of the BCL.

Section 1746 of the BCL grants a corporation broad authority to indemnify its directors, officers and other agents for liabilities and expenses incurred in such capacity, except in circumstances where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. Article VII of the Registrant's bylaws provides indemnification of directors, officers and other agents of the Registrant broader than the indemnification permitted by Section 1741 of the BCL and pursuant to the authority of Section 1746 of the BCL.

Article VII of the bylaws provides, except as expressly prohibited by law, an unconditional right to indemnification for expenses and any liability paid or incurred by any director or officer of the Registrant, or any other person designated by the board of directors as an indemnified representative, in connection with any actual or threatened claim, action, suit or proceeding (including derivative suits) in which he or she may be involved by reason of being or having been a director, officer, employee or agent of the Registrant or, at the request of the Registrant, of another corporation, partnership, joint venture, trust, employee benefit plan or other entity. The bylaws specifically authorize indemnification against both judgments and amounts paid in settlement of derivative suits, unlike Section 1742 of the BCL which authorized indemnification only of expenses incurred in defending a derivative action.
Article VII of the bylaws also allows indemnification for punitive damages and liabilities incurred under the federal securities laws.

Unlike the provisions of BCL Sections 1741 and 1742, Article VII does not require the Registrant to determine the availability of indemnification by the procedures or the standard of conduct specified in Sections 1741 and 1742 of the BCL. A person who has incurred an indemnifiable expense or liability has a right to be indemnified independent of any procedures or determinations that would otherwise be required, and that right is enforceable against the Registrant as long as indemnification is not prohibited by law. To the extent indemnification is permitted only for a portion of a liability, the bylaw provisions require the Registrant to indemnify such portion. If the indemnification provided for in
Article VII is unavailable for any reason in respect of any liability or portion thereof, the bylaws require the Registrant to make a contribution toward the liability. Indemnification rights under the bylaws do not depend upon the approval of any future board of directors.

Section 7.04 of the Registrant's bylaws also authorizes the Registrant to further effect or secure its indemnification obligations by entering into indemnification agreements, maintaining insurance, creating a trust fund, granting a security interest in its assets or property, establishing a letter of credit, or using any other means that may be available from time to time.

The Registrant maintains, on behalf of its directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties, as well as insurance covering the Registrant for indemnification payments made to its directors and officers for certain liabilities. The premiums for such insurance are paid by the Registrant.

Item 16.          Exhibits

     The exhibits filed as part of this registration statement are as follows:

Exhibit
Number                    Description
------                    -----------
 1.1             Form of Underwriting Agreement**
 4.1             Amended and Restated Articles of Incorporation (1)
 4.2             Current Bylaws of Registrant*
 4.3 Amendment to Amended and Restated Articles of Incorporation, to increase the number of authorized shares (2)
 4.4 Amendment to Amended and Restated Articles of Incorporation, designating the Series B Preferred Stock (2)
 4.5             Amendment  to Amended and Restated  Articles of
                 Incorporation, designating the Series A Junior Participating Preferred Stock (3)
 4.6 Amendment to Amended and Restated Articles of Incorporation, to increase the number of authorized shares (4)
 4.7             Amendment to Amended and Restated Articles of Incorporation (5)
 5.1 Opinion of Morgan, Lewis & Bockius LLP regarding legality of securities when issued*
23.1 Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5.1 hereto)*
23.2             Consent of KPMG LLP*
24.1             Powers of Attorney (included on the signature page)*

---------------
     *            Filed herewith.
     **           To be filed by amendment.
     (1)          Incorporated  by reference  from the  Registrant's  Annual
                  Report on Form 10-K for the year ended December 31, 1992,
                  (Exhibit No. 3.1).
     (2)          Incorporated  by reference  from the  Registrant's  Annual
                  Report on Form 10-K for the year ended December 31, 1996,
                  (Exhibit Nos. 3.3, and 3.4).
     (3)          Incorporated  by reference  from the  Registrant's  Annual
                  Report on Form 10-K for the year ended December 31, 1997,
                  (Exhibit No. 3.6).
     (4)          Incorporated by reference from the Registrant's Registration
                  Statement on Form S-4 filed on September 11, 1998 (Annex E to the Amended and Restated Agreement and Plan of Merger Dated as of August 5, 1998 By and Among Philadelphia Suburban
                  Corporation, Consumers Acquisition Company and Consumers Water
                  Company).
     (5)          Incorporated  by reference from the  Registrant's  definitive
                  Proxy Statement filed on March 31, 2000 dated April 10, 2000
                  (Annex A).

Item 17.          Undertakings


     The undersigned registrant hereby undertakes:

     (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (2) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (3) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bryn Mawr, Commonwealth of Pennsylvania, on this 3rd day of August, 2000.

                                  PHILADELPHIA SUBURBAN CORPORATION


                                  By:  /s/ Nicholas DeBenedictis
                                           -----------------------------------
                                           Nicholas DeBenedictis
                                           Chairman and Chief Executive Officer


                  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                  Each person in so signing also makes, constitutes and appoints Roy H. Stahl and David P. Smeltzer and each of them acting alone, his true and lawful attorney-in-fact, with full power of substitution, to execute and cause to be filed with the Securities and Exchange Commission pursuant to the requirements of the Securities Act of 1933, as amended, any and all amendments and post-effective amendments to this Registration Statement, and including any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.


Signature                                           Title                                   Date
---------                                           -----                                   ----

/s/ Nicholas DeBenedictis               Director, Chairman and Chief                   August 3, 2000
-----------------------------           Executive Officer (Principal
Nicholas DeBenedictis                   Executive Officer)



/s/ David P. Smeltzer                   Senior Vice President -- Finance               August 3, 2000
-----------------------------           and Treasurer (Principal Financial
David P. Smeltzer                       and Accounting Officer)




/s/ Mary C. Carroll                     Director                                       August 3, 2000
-----------------------------
Mary C. Carroll


/s/ G. Fred DiBona, Jr.                 Director                                       August 3, 2000
-----------------------------
G. Fred DiBona, Jr.


/s/  Richard H. Glanton, Esq.           Director                                       August 3, 2000
-----------------------------
Richard H. Glanton, Esq.


/s/ Richard J. Heckmann                 Director                                       August 3, 2000
-----------------------------
Richard J. Heckmann


/s/ Alan R. Hirsig                      Director                                       August 3, 2000
-----------------------------
Alan R. Hirsig


/s/ John F. McCaughan                   Director                                       August 3, 2000
----------------------------
John F. McCaughan


/s/ John E. Menario                     Director                                       August 3, 2000
-----------------------------
John E. Menario


/s/ John E. Palmer, Jr.                 Director                                       August 3, 2000
-----------------------------
John E. Palmer, Jr.


/s/ Andrew D. Seidel                    Director                                       August 3, 2000
-----------------------------
Andrew D. Seidel


-----------------------------           Director                                               , 2000
Richard L. Smoot


/s/ Robert O. Viets                     Director                                       August 3, 2000
-----------------------------
Robert O. Viets

                                INDEX TO EXHIBITS

 Exhibit
 Number          Description
 ------          -----------------------------
 1.1             Form of Underwriting Agreement**

 4.1             Amended and Restated Articles of Incorporation (1)

 4.2             Current Bylaws of Registrant*

 4.3 Amendment to Amended and Restated Articles of Incorporation, to increase the number of authorized shares (2)

 4.4 Amendment to Amended and Restated Articles of Incorporation designating the Series B Preferred Stock (2)

 4.5 Amendment to Amended and Restated Articles of Incorporation, designating the Series A Junior Participating
                 Preferred Stock (3)

 4.6 Amendment to Amended and Restated Articles of Incorporation to increase the number of authorized shares (4)

 4.7             Amendment to Amended and Restated Articles of Incorporation (5)

 5.1 Opinion of Morgan, Lewis & Bockius LLP regarding legality of securities when issued*

 23.1 Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5.1 hereto)*

 23.2            Consent of KPMG LLP*

 24.1            Powers of Attorney (included on the signature page)*

 ---------------
 *       Filed herewith.
 **      To be filed by amendment.
 (1) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the year ended December 31, 1992, (Exhibit No. 3.1).
 (2) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the Year Ended December 31, 1996, (Exhibit Nos. 3.3 and 3.4).
 (3)     Incorporated by reference from the Registrant's Annual
         Report on Form 10-K for the year ended December 31, 1997 (Exhibit 3.6).
 (4)     Incorporated by reference from the Registrant's
         Registration Statement on Form S-4 filed on September
         11, 1998 (Annex E to the Amended and Restated
         Agreement and Plan of Merger Dated as of August 5,
         1998 By and Among Philadelphia Suburban Corporation,
         Consumers Acquisition Company and Consumers Water
         Company).
 (5)     Incorporated by reference from the Registrant's definitive
         Proxy Statement filed on March 31, 2000 dated April
         10, 2000 (Annex A).